
tns


05009335

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

23 June 2005


SUPPL
SEC MAIL
RECEIVED
PROCESSING
JUN 27 2005
WASH. D.C.
209
SECTION

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. W.H.F. (Southern) Limited - registered no. 2508797 – Form 363s annual return for the period ended 5 June 2005.
2. TNS Sport Limited – registered no. 2824645 – Form 363s annual return for the period ended 7 June 2005.
3. TNS Sport Limited – registered no. 2824645 – Form 288a appointment of director or secretary for Richard Kevin Ames.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.


PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050623 - (Securities & Exchange Commission)(Forms 363s (x2) & form288a).doc

W5 1UA

t +44 208 967 4421
f +44 208 967 1446
adjoa.prempeh@tns-global.com

Adjoa Prempeh
Share Plan Co-ordinator

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

23 June 2005

Dear Sir/Madam

288A appointment of director

Please find enclosed a completed and signed form 288a in respect of Richard Kevin Ames.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Adjoa Prempeh

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
DC SECTION
209

f:\users\companysecretarial 050101\companies house\050623_let.doc

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02824645

Company Name in full TNS Sport Limited

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	16	06	2005	† Date of Birth	23	07	1964

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: MR * Honours etc:

Forename(s): Richard Kevin

Surname: Amel



WASH. D.C.
SEC MAIL
RECEIVED
JUN 27 2005
209
PROCESSING
SECTION

Previous forename(s): Previous surname(s):

Usual residential address: Crofton Cottage, Guildford Rd, Shamley Green

Post town: Guildford Postcode: GU5 ORT

County / Region: Surrey Country: UK

† Nationality: British † Business occupation: Research

† Other directorships (additional space next page):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 22-6-05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 22 June 2005

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA, United Kingdom (AP)

Tel 0208 967 4421

DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number	02824645
† Other directorships	N/A

† Directors only.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

23 June 2005

Dear Sir/Madam

W.H.F. (Southern) Limited registered no. 2508797
Annual return for the period ended 5 June 2005

TNS Sport Limited registered no. 2824645
Annual return for the period ended 7 June 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £60.00, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH. D.C.
209
SECTION

x:\users\companysecretarial 050101\companies house\050623_form 363s.doc

Companies House

— for the record —

Company Name

TNS SPORT LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2824645

Information extracted from Companies House records on

14th May 2005

Section 1: Company details

Ref: 2824645/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Mark Stephen CORNISH **Address** Redcote House Sheath Lane Oxshott Surrey KT22 0RA **Date of birth** 08/07/1963 **Nationality** British **Occupation** Sports Marketing	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Mark Stephen CORNISH ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Jean Michel PORTAIL **Address** 4 Rue Francois Couperin Noisy Le Roi 78590 France **Date of birth** 25/02/1947 **Nationality** French **Occupation** Directeur General	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Jean Michel PORTAIL ceased to be director (if applicable) __ / __ / ____

> **Issued Share Capital**

This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.

Current details	Amended details
Class of share Ordinary	Class of share __________
Nominal value of each share £1.00	Nominal value of each share __________
Number of shares issued 3,000	Number of shares issued __________
Aggregate Nominal Value of issued shares £3,000.00	Aggregate Nominal Value of issued shares __________
Class of share C Dividend	Class of share __________
Nominal value of each share £1.00	Nominal value of each share __________
Number of shares issued 200	Number of shares issued __________
Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares __________
Class of share D Dividend	Class of share __________
Nominal value of each share £1.00	Nominal value of each share __________
Number of shares issued 200	Number of shares issued __________
Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares __________
Class of share A Dividend	Class of share __________
Nominal value of each share £1.00	Nominal value of each share __________
Number of shares issued 200	Number of shares issued __________
Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares __________

	Current details	Amended details
	Class of share B Dividend	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200	Number of shares issued
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 3,800	Total number of shares issued
	Total Nominal value of shares issued £3,800.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TAYLOR NELSON SOFRES GROUP LIMITED	Name ____________	
Address Westgate London W5 1UA	Address ____________ ____________ ____________ UK Postcode ____ ___	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LIMITED

Shares held (current details)

Class	*Number*
D Dividend	200
C Dividend	200
B Dividend	200
A Dividend	200
Ordinary	3000

Shares held (amended details)

Class	*Number*

Shares transferred

Class	*Number*	*Date of transfer*
		__/__/____
		__/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 14 / 06 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *7/6/2005*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **7th June 2006** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name S.Bernsand

Telephone number *inc code* 0208 9672230

Address TNS House
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House
— *for the record* —

Company Name
W.H.F. (SOUTHERN) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2508797
Information extracted from Companies House records on
14th May 2005

Section 1: Company details



Ref: 2508797/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description** 7499 Non-trading company

SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH, D.C. 209 SECTION

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Roy Hamilton FINDLAY **Address** 29 Nortoft Road Chalfont St Peter Gerrards Cross Buckinghamshire SL9 0LA **Date of birth** 14/08/1949 **Nationality** British **Occupation** Managing Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Roy Hamilton FINDLAY ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Paul Simon Kent WRIGHT**	Name ______________________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Less Rigg** **Green North Road Jordans** **Beaconsfield** **Buckinghamshire** **HP9 2SX**	Address ______________________ ______________________ ______________________
	Date of birth 02/12/1957	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth __ / __ / ____
	Occupation Solicitor	Nationality ______________
		Occupation ______________
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **2**	Number of shares issued
	Aggregate Nominal Value of issued shares **£2.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **2**	Total number of shares issued
	Total Nominal value of shares issued **£2.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **TAYLOR NELSON SOFRES GROUP LTD**	Name ____________	
Address **Westgate** **London** **W5 1UA**	Address ____________ ____________ ____________ UK Postcode ____ ___	**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LTD**

Current details: Shares held — *Class*	*Number*	Amended details: Shares held — *Class*	*Number*	Shares transferred — *Class*	*Number*	*Date of transfer*
Ordinary	**2**					__/__/____
						__/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 14/06/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***5/6/2005***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th June 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name S. Bernsand

Telephone number *inc code* 0208 9672230

Address
TNS House
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA


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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		09:57 23 Jun 05		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification from Threadneedle Asset Management Limited on 22 June 2005 regarding the notifiable interest in the ordinary share capital of TNS, made on behalf of:-

Eagle Star Unit Managers Ltd, MM Institutional Funds plc, MM Asset Management Ltd, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC and Threadneedle Investment Services Ltd; Threadneedle Pensions Ltd, Threadneedle Asset Management Ltd, Threadneedle Asset Management Holdings Ltd; and American Express Financial Corporation and American Express Company, the penultimate and ultimate holding companies of the AXP group of companies.

Together they hold a notifiable interest in 44,880,147 ordinary shares of 5p each in TNS, representing 10.032% of the total issued share capital of TNS.

In accordance with the Companies Act 1985 s202 (3) (a), a list of registered holders is set out below: -

Registered Owner		
BNY (OCS) Nominees Ltd	A/c 219709	214,355
BNY (OCS) Nominees Ltd	A/c 277650	174,749
BNY (OCS) Nominees Ltd	A/c 277304	77,232

BNY (OCS) Nominees Ltd	A/c 248685	191,079
BNY (OCS) Nominees Ltd	A/c 219064	895,693
BNY (OCS) Nominees Ltd	A/c 219720	1,030,542
Littledown Nominees Ltd	A/c 02891	16,934,545
Littledown Nominees Ltd	A/c 07198	1,971,475
Littledown Nominees Ltd	A/c 35822	24,897
Littledown Nominees Ltd	A/c 11121	19,547
Littledown Nominees Ltd	A/c 10479	16,755
Littledown Nominees Ltd	A/c 07205	1,546,683
Littledown Nominees Ltd	A/c 21688	1,438,063
Littledown Nominees Ltd	A/c 07199	194,646
Littledown Nominees Ltd	A/c 10469	927,662
Littledown Nominees Ltd	A/c 10492	1,511,745
Littledown Nominees Ltd	A/c 10491	4,602,508
Littledown Nominees Ltd	A/c 10488	7,402,052
Littledown Nominees Ltd	A/c 31348	64,000
Littledown Nominees Ltd	A/c 02642	1,244,957
Littledown Nominees Ltd	A/c 07207	3,676,649
Mellon Nominees (UK) Ltd	A/c TGGF0004002	385,052
The Bank of New York (Nominees) Limited	A/c 1526, 1527, 1528	140,261
William & Glyns (Isle of Man) Nominees Limited	A/c 301780	195,000
Total		**44,880,147**

END

status list 